EXHIBIT 12.1

HARD ROCK HOTEL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended (in thousands)
	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Pre-tax earnings income	$2,477	$2,026	$2,491	$2,816
Fixed charges	19,372	16,787	13,396	16,309
Less: capitalized interest included in fixed charges	(126)	(100)	(12)	(15)
Total earnings available to cover fixed charges	$21,723	$18,713	$15,875	$19,110

Interest expense	$18,607	$15,966	$12,472	$15,186
Capitalized interest	126	100	12	15
Interest elements of rental expense	121	129	175	159
Loan fee amortization	518	592	737	949
Total fixed charges	$19,372	$16,787	$13,396	$16,309

Ratio of earnings to fixed charges or (deficiency of earnings to fixed charges)	1.12:1.00	1.11:1.00	1.19:1.00	$1.17:1.00

55